UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.                                      English translation of a letter dated October 21, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores).

FREE TRANSLATION

Buenos Aires, October 21, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Information pursuant to Title XII, Chapter I, sections 2 and 3 and Title II Chapter III, section 8 subsection a) of the Rules of the Argentine Securities & Exchange Commission (Comisión Nacional de Valores) (NT 2013)

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), pursuant to the aforementioned rules, to inform you that:

1-             Mr. Carlos Moltini will cease his duties as Chief Executive Officer (CEO) of Telecom Argentina on December 31, 2019, to assume new responsibilities in the Company, focusing on the Company’s strategic plans.

2-             The Company’s Executive Committee has submitted to the Board of Directors, with a favorable recommendation, the proposal to appoint Mr. Roberto Nóbile as Chief Executive Officer (CEO) of the Company, beginning on January 1, 2020, once it is so approved by the Board of Directors in a meeting to be held in the next days.

Mr. Roberto Nóbile has broad experience and capacity in the operational management of the Company, as he has been serving as Deputy Director General of Telecom Argentina and previously as COO of the Company.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 21, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations